亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FLOOR, TAIPEI METRO TOWER, 207, TUN HWA SOUTH ROAD, SEC. 2, TAIPEI, TAIWAN, R. O. C.
TELEX: 11309 JEEP CABLE: ASIACEMENT TAIPEI
FAX NO: [redacted]

RULE12G3-2(B)EXEMPTION NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-571-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK
台北市重慶南路一段109號三樓
TAIPEI, TAIWAN, R.O.C
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

APRIL 15, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of March 2002.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of March 2002.

Yours faithfully,

4/29

Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

副本

亞洲水泥股份有限公司　函

機關地址：（一〇六）臺北市大安區敦化南路二段二〇七號三十樓
傳　真：（〇二）二三七八五一九一

受文者：財務處

速別：
密等及解密條件：
發文日期：中華民國九十一年四月十二日
發文字號：亞（九一）會字第〇五三一號
附件：如說明。

主旨：為申報本公司九十一年度三月份營運情形乙案，謹檢齊相關附件，敬請　核備。

說明：本公司九十一年度三月份營業收入、開立發票金額、背書保證金額，詳如附件。

正本：財政部證券暨期貨管理委員會

副本：台灣證券交易所股份有限公司、中華民國證券商業同業公會、財團法人中華民國證券市場暨期貨發展基金會、本公司財務處、會計處

總經理　李坤炎

亞洲水泥股份有限公司公告

中華民國九十一年四月十日亞(九一)會字第〇五三一號

茲將本公司三月份營業額，背書保證金額，資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額一，一四七，一四七仟元，營業收入一，〇二七，七九〇仟元。

二、本公司截至本月份止資金貸與餘額為　　０　　仟元，各子公司截至本月份資金貸與餘額為　　０　　仟元。

三、本公司截至本月份止背書保證餘額為六，九六八，七一〇仟元，各子公司截至本月份止背書保證餘額為四，三四二，七六五仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為　　０　　仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為　　０　　仟元。

註：本月份資金貸與，背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tse.com.tw

亞洲水泥股份有限公司

上市發行公司營業額申報明細表

單位:新臺幣元
91年 3 月

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	389,424,046	
亞泥新竹營業所	何增光	新竹市	46215004	440700064	173,416,300	
亞泥桃園營業所	許灝明	桃園市	44641313	390301852	68,709,500	
亞泥台中營業所	邱垂華	台中市	51375705	480707325	176,972,730	
亞泥宜蘭營業所	陳正添	宜蘭市	40537252	360500005	9,698,800	
亞泥花蓮營業所	陳永宏	花蓮市	94654880	960512502	34,366,090	
亞泥台東營業所	陳昌椿	台東市	93655398	940206012	21,068,250	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	61,577,150	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	75,667,575	
亞泥花蓮製造廠	張志鵬	花蓮縣	94655017	961315015	132,046,650	
亞泥新竹製造廠	黃清正	新竹縣	48300028	433110002	4,200,000	
合計					1,147,147,091	

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開白報紙複製，請按月隨文填報。
2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。
3、本表應依『使用統一發票自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。
4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞洲水泥股份有限公司

營業收入金額申報明細表

單位：千元
91 年 3 月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水泥	774,034	2,992	771,042	
熟料	32,338		32,338	
爐石粉	53,060		53,060	
砂石	174,921	4,290	170,631	
其他	719		719	
合計	1,035,072	7,282	1,027,790	

亞 洲 水 泥 股 份 有 限 公 司

關係企業背書保證金額明細表

單位 ： 千元

91 年 3 月

對　　象	本月份 金額	上月份 金額	本月份較上月份 增(減)金額	本月份對子公司 背書保證金額
亞洲工程(股)公司	13,000	14,236	(1,236)	13,000
獅城投資(股)公司	20,000	20,000	0	-
裕元投資(股)公司	395,266	469,947	(74,682)	-
遠鼎(股)公司	1,138,500	1,159,000	(20,500)	-
德勤投資(股)公司	3,387,000	3,391,000	(4,000)	3,387,000
亞利預鑄(股)公司	394,765	395,765	(1,000)	394,765
南華水泥(股)公司	407,000	422,000	(15,000)	407,000
亞東預拌(股)公司	872,179	877,179	(5,000)	-
嘉惠電力(股)公司	0	0	0	0
亞興製品廠(股)公司	100,000	100,000	0	100,000
高雄捷運（股）公司	200,000	200,000	0	
亞利通運（股）公司	0	0	0	
亞洲投資(股)公司	41,000	41,000	0	41,000
總　　計	6,968,710	7,090,127	(121,418)	4,342,765

註： 1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額 ：65,573,394 千元
3、各子公司背書保證之總限額 ：14,526,616 千元
4、上列金額係指截至各該月底之餘額

子公司

背書保證金額明細表

單位：千元

91年 3月

對象	本月份金額	上月份金額	本月份較上月份增(減)金額	本月份對子公司背書保證金額
亞洲工程(股)公司			-	-
獅城投資(股)公司			-	-
裕元投資(股)公司			-	-
一九投資(股)公司			-	-
亞東證券(股)公司			-	-
遠鼎建設(股)公司			-	-
德勤投資(股)公司			-	-
亞利預鑄(股)公司			-	-
南華水泥(股)公司			-	-
九龍英泥(股)公司			-	-
總計	0	0	0	0

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：65,573,394千元
3、各子公司背書保證之總限額：14,526,616千元
4、上列金額係指截至各該月底之餘額

亞洲水泥股份有限公司

各子公司對外背書保證總額度明細表

91 年 3 月份

單位：千元

對　象	亞泥直接持股比率	股東權益(最近一期經會計師查核)	背書保證總額度
亞洲工程(股)公司	96.63%	159,369	318,738
富民運輸(股)公司	99.47%	879,356	1,758,712
德勤投資(股)公司	99.86%	2,972,013	5,944,026
亞利預鑄(股)公司	83.77%	114,113	228,226
才興投資(股)公司	99.99%	63,270	126,540
亞東工業(股)公司	99.98%	274,194	548,388
亞泥新加坡(股)公司	99.96%	2,373,274	4,746,548
嘉惠電力(股)公司	66.52%	(64,606)	
亞洲投資(股)公司	50.00%	427,719	855,438
總　計		7,198,702	14,526,616

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2002.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2002	2001	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Mar.	1,147,147	888,861	258,286	29.06%
	Jan. TO Mar.	2,799,670	2,412,565	387,105	16.05%
NET SALES AMOUNT	Mar.	1,027,790	902,791	124,999	13.85%
	Jan. TO Mar.	2,724,174	2,387,345	336,829	14.11%
GUARANTEES OF NOTES	Mar.	6,968,710	8,295,429	-1,326,719	-15.99%
GUARANTEES OF NOTES(SUBSIDIARIES)	Mar.	4,342,765	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,393,349THOUSAND.

L08

亞泥 **各項產品業務營收統計表查詢**

本資料由 亞泥 **公司提供**

民國91年03月

項目	名稱	當月金額（元）
(1)	水泥	774,034,000
(2)	砂石	174,921,000
(3)	爐石粉	53,060,000
(4)	熟料	32,338,000
(5)	其他	719,000
(6)		
(7)		
(8)		
(9)		
(10)		
其他		
減	銷貨退回及折讓	7,282,000
合計	業務營收淨額	1,027,790,000

◘按各項產品業務營收佔公司總收入之大小順序排列，其餘歸為其他。

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L10

亞泥 開立發票及營業收入資訊查詢

本資料由 亞泥 **公司提供**

民國91年3月 **單位：新台幣仟元**

項目	開立發票總金額	營業收入淨額
本月	1,147,147	1,027,790
去年同期	888,861	902,791
增減金額	258,286	124,999
增減百分比	29.06	13.85
本年累計	2,799,670	2,724,174
去年累計	2,412,565	2,387,345
增減金額	387,105	336,829
增減百分比	16.05	14.11

▶ 各項增減百分比資訊，如數值逾越99999.99或分母為零（無法計算），則以99999.99表示

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L11

亞泥 背書保證與資金貸放餘額資訊查詢

本資料由 亞泥 **公司提供**

民國 91 年 3 月 **單位：新台幣仟元**

			本月	上月	最高限額
本公司	無	資金貸放餘額	0	0	0
各子公司	無	資金貸放餘額	0	0	0

			本月增減金額	至本月份累計餘額	最高額度
本公司	有	背書保證資訊	-121,418	6,968,710	65,573,394
各子公司	無	背書保證資訊	0	0	0

本公司與子公司間	有	相互背書保證資訊
本公司對子公司背書保證累計餘額		4,342,765
子公司對本公司背書保證累計餘額		0

			本月增減金額	至本月份累計餘額
本公司對大陸地區	無	背書保證資訊	0	0
各子公司對大陸地區	無	背書保證資訊	0	0

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L12

亞泥 背書保證限額與明細資料查詢(一)

本資料由 亞泥 **公司提供**

民國91年第01季

序號	保證人（被背書人）	關係				金額（仟元）
1	亞洲工程(股)公司	子公司	至	91/03/31	止	13,000
背書保證內容						
申請銀行授信額度 申請票券公司授信額度						

序號	保證人（被背書人）	關係				金額（仟元）
2	獅城投資(股)公司	關係企業	至	91/03/31	止	20,000
背書保證內容						
申請票券公司授信額度						

序號	保證人（被背書人）	關係				金額（仟元）
3	裕元投資(股)公司	關係企業	至	91/03/31	止	395,266
背書保證內容						
申請銀行及票券公司授信額度,公司債之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
4	遠鼎(股)公司	關係企業	至	91/03/31	止	1,138,500
背書保證內容						
申請票券公司及銀行授信額度之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）

5	德勤投資(股)公司	子公司	至	91/03/31	止	3,387,000
背書保證內容						
申請銀行及票券公司之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
6	亞利預鑄(股)公司	子公司	至	91/03/31	止	394,765
背書保證內容						
申請票券公司及銀行授信額度與營建公工程相關之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
7	南華水泥(股)公司	子公司	至	91/03/31	止	407,000
背書保證內容						
申請銀行授信額度及開立信用狀之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
8	嘉惠電力(股)公司	子公司	至	91/03/31	止	0
背書保證內容						
申請銀行授信額度之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
9	亞東預拌(股)公司	關係企業	至	91/03/31	止	872,179
背書保證內容						
申請銀行授信額度之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）

10	亞興製品廠(股)公司	子公司	至	91/03/31	止	100,000
背書保證內容						
申請銀行授信額度之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
11	亞洲投資(股)公司	子公司	至	91/03/31	止	41,000
背書保證內容						
申請銀行授信額度之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
12	亞利通運(股)公司	轉投資公司	至	91/03/31	止	0
背書保證內容						
申請銀行授信額度之背書保證						

序號	保證人（被背書人）	關係				金額（仟元）
13	高雄捷運(股)公司	轉投資公司	至	91/03/31	止	200,000
背書保證內容						
工程合約履約之背書保證						

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L13

亞泥 背書保證限額與期間資料查詢(三)

本資料由 亞泥 公司提供

公司章程或法令規定限額
民國91年第1季

本公司對外背書保證責任總額以本公司當期淨值金額之二倍爲限
本公司對單一企業背書保證之限額以前項背書保證責任總額之半數爲限
最近一期經會計師查核簽證完畢之股東權益總額爲32786697千元

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